UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934.

ICX TECHNOLOGIES, INC.

(Name of Subject Company (Issuer))

INDICATOR MERGER SUB, INC.

(Offeror)

A Wholly-Owned Subsidiary of

FLIR SYSTEMS, INC.

(Names of Filing Persons (Parent of Offeror))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

043176106

(CUSIP Number of Class of Securities)

William W. Davis

Senior Vice President, General Counsel and Secretary

FLIR Systems, Inc.

27700 SW Parkway Avenue

Wilsonville, Oregon 97070

(503) 498-9547

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Larry A. Barden

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

(312) 853-7000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$278,527,110.40	$19,858.98

(1)	Estimated for purposes of calculating the amount of the filing fee only. The calculation is determined by multiplying 36,891,008 shares of common stock, par value $0.001 per share, of ICx Technologies, Inc. (the “Company”), consisting of (i) 34,987,461 shares of common stock of the Company outstanding as of September 1, 2010, (ii) 1,776,297 shares of common stock of the Company potentially issuable upon the exercise of outstanding, vested, in-the-money stock options as of September 1, 2010 and (iii) 127,250 shares of common stock of the Company potentially issuable upon the exercise of outstanding warrants to purchase common stock of the Company as of September 1, 2010, by the offer price of $7.55 per share.
(2)	The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, by multiplying the transaction value by 0.0000713.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing Party:	Not applicable.
Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with amendments and supplements hereto, this “Schedule TO”) is filed by (i) Indicator Merger Sub, Inc., a Delaware corporation (the “Purchaser”), which is a wholly owned subsidiary of FLIR Systems, Inc., an Oregon corporation (“Parent”), and (ii) Parent. This Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock of ICx Technologies, Inc., a Delaware corporation (the “Company”), par value $0.001 per share (the “Shares”), at a purchase price of $7.55 per Share in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 3, 2010 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is ICx Technologies, Inc., a Delaware corporation. The Company’s principal executive offices are located at 2100 Crystal Drive, Suite 650, Arlington, Virginia 22202. The Company’s telephone number at such address is (703) 678-2111.

(b) This Schedule TO relates to the outstanding shares of common stock, par value $0.001 per share, of the Company. The Company has advised Parent that, as of September 1, 2010, 34,987,461 Shares were issued and outstanding, 2,316,503 Shares were reserved for issuance under the Company’s equity plans pursuant to outstanding Company options, 657,328 Shares were reserved for issuance under the Company’s equity plans pursuant to outstanding restricted stock units and 127,250 Shares were subject to outstanding warrants to purchase Shares.

(c) The information set forth in the section of the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) – (c) This Schedule TO is filed by the Purchaser and Parent. The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning the Purchaser and Parent” and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Certain Information Concerning the Purchaser and Parent,” “Background of the Offer; Past Contacts or Negotiations with the Company,” “The Transaction Agreements” and “Purpose of the Offer; Plans for the Company” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Price Range of Shares; Dividends,” “The Transaction Agreements,” “Purpose of the Offer; Plans for the Company” and “Certain Effects of the Offer” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning the Purchaser and Parent” and “Purpose of the Offer; Plans for the Company” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning the Purchaser and Parent,” “Background of the Offer; Past Contacts or Negotiations with the Company,” “The Transaction Agreements” and “Purpose of the Offer; Plans for the Company” is incorporated herein by reference.

(a)(2) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; Plans for the Company,” “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(3) The information set forth in the sections of the Offer to Purchase entitled “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(4) The information set forth in the section of the Offer to Purchase entitled “Certain Effects of the Offer” is incorporated herein by reference.

(a)(5) The information set forth in the sections of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” and “Legal Proceedings” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit Number	Description of Exhibits

(a)(1)(A)	Offer to Purchase dated September 3, 2010.

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)	Press Release issued by Parent on August 16, 2010, incorporated herein by reference to Exhibit 99.1 to the Schedule TO filed by FLIR Systems, Inc. on August 16, 2010.

(a)(5)(B)	Summary Newspaper Advertisement as published in the Wall Street Journal on September 3, 2010.

(a)(5)(C)	Press Release issued by Parent on September 3, 2010.

(a)(5)(D)	Complaint filed by Daniel Sloan, individually and on behalf of all others similarly situated, on August 18, 2010, in the Court of Chancery of the State of Delaware.

(a)(5)(E)	Complaint filed by Robert Dobbs, individually and on behalf of all others similarly situated, on August 27, 2010, in the Court of Chancery of the State of Delaware.

(a)(5)(F)	Complaint filed by Dennis K. Reust, individually and on behalf of all others similarly situated, on August 30, 2010, in the Court of Chancery of the State of Delaware.

(a)(5)(G)	Complaint filed by Howard S. Jackrel, individually and on behalf of all others similarly situated, on August 23, 2010, in the United States District Court for the Eastern District of Virginia.

(d)(1)	Agreement and Plan of Merger dated as of August 16, 2010, by and among FLIR Systems, Inc., Indicator Merger Sub, Inc. and ICx Technologies, Inc.

(d)(2)	Tender & Support Agreement dated as of August 16, 2010, by and among FLIR Systems, Inc., Indicator Merger Sub, Inc., DPI LLC, Valentis SB L.P., Wexford Spectrum Investors LLC, Wexford Catalyst Investors LLC and Debello Investors LLC.

(d)(3)	Warrant Cancellation Agreement dated as of August 16, 2010, between ICx Technologies, Inc. and Valentis SB L.P.

(d)(4)	Termination of Services Agreement dated as of August 16, 2010, between ICx Technologies, Inc. and Wexford Capital LP.

(d)(5)	Confidentiality Agreement dated as of March 17, 2010 between ICx Technologies, Inc. and FLIR Systems, Inc.

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 3, 2010	INDICATOR MERGER SUB, INC.

	By:	/s/ Anthony L. Trunzo
Name: Anthony L. Trunzo Title: Chief Financial Officer

Date: September 3, 2010	FLIR SYSTEMS, INC.

	By:	/s/ Anthony L. Trunzo
Name: Anthony L. Trunzo Title: Senior Vice President, Finance Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibits

(a)(1)(A)	Offer to Purchase dated September 3, 2010.

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)	Press Release issued by Parent on August 16, 2010, incorporated herein by reference to Exhibit 99.1 to the Schedule TO filed by FLIR Systems, Inc. on August 16, 2010.

(a)(5)(B)	Summary Newspaper Advertisement as published in the Wall Street Journal on September 3, 2010.

(a)(5)(C)	Press Release issued by Parent on September 3, 2010.

(a)(5)(D)	Complaint filed by Daniel Sloan, individually and on behalf of all others similarly situated, on August 18, 2010, in the Court of Chancery of the State of Delaware.

(a)(5)(E)	Complaint filed by Robert Dobbs, individually and on behalf of all others similarly situated, on August 27, 2010, in the Court of Chancery of the State of Delaware.

(a)(5)(F)	Complaint filed by Dennis K. Reust, individually and on behalf of all others similarly situated, on August 30, 2010, in the Court of Chancery of the State of Delaware.

(a)(5)(G)	Complaint filed by Howard S. Jackrel, individually and on behalf of all others similarly situated, on August 23, 2010, in the United States District Court for the Eastern District of Virginia.

(d)(1)	Agreement and Plan of Merger dated as of August 16, 2010, by and among FLIR Systems, Inc., Indicator Merger Sub, Inc. and ICx Technologies, Inc.

(d)(2)	Tender & Support Agreement dated as of August 16, 2010, by and among FLIR Systems, Inc., Indicator Merger Sub, Inc., DPI LLC, Valentis SB L.P., Wexford Spectrum Investors LLC, Wexford Catalyst Investors LLC and Debello Investors LLC.

(d)(3)	Warrant Cancellation Agreement dated as of August 16, 2010, between ICx Technologies, Inc. and Valentis SB L.P.

(d)(4)	Termination of Services Agreement dated as of August 16, 2010, between ICx Technologies, Inc. and Wexford Capital LP.

(d)(5)	Confidentiality Agreement dated as of March 17, 2010 between ICx Technologies, Inc. and FLIR Systems, Inc.

(g)	Not applicable.

(h)	Not applicable.